Exhibit 3.7

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES A-2 CONVERTIBLE PREFERRED STOCK

OF

THE LOVESAC COMPANY

(Pursuant to Section 151 of the General Corporation Law of the State of Delaware)

The Lovesac Company, a corporation organized and existing under the General Corporation Law of the State of Delaware, as amended (the “Corporation”), in accordance with Section 151 of the General Corporation Law of the State of Delaware (“DGCL”), does hereby submit that:

WHEREAS, the Certificate of Incorporation (the “Certificate of Incorporation”) of the Corporation authorizes the issuance of twenty-five million (25,000,000) shares of preferred stock, $0.00001 par value per share (the “Preferred Stock”), and expressly vests in the Board of Directors of the Corporation the authority to issue any or all of said shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued;

WHEREAS, the Board of Directors previously authorized the creation and issuance of said Preferred designated as Series A-2 Convertible Preferred Stock, par value $0.00001 per shares (“Series A-2 Preferred Stock”) and the Certificate of Designation for the Series A-2 Preferred Stock was filed with the Secretary of State of Delaware on October 19, 2017 (the “Certificate of Designation”);

WHEREAS, on April 18, 2018, the Board of Directors approved and adopted by written consent the following resolution for purposes of amending and restating the Certificate of Designation in its entirety; and

WHEREAS, on April 18, 2018, the holders of more than 50% of the shares of Series A-2 Preferred Stock then outstanding (the “Requisite Series A-2 Holders”), voting separately as a class, approved by written consent the following resolution to amend and restate the Certificate of Designations for the Series A-2 Preferred Stock.

NOW, THEREFORE, BE IT RESOLVED, pursuant to the authority expressly vested in the Board of Directors and in accordance with the provisions of the Certificate of Incorporation, the Certificate of Designation and the DGCL, the Certificate of Designation shall be amended and restated and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series and the qualifications, limitations or restrictions thereof are as follows:

1. Designation. There shall be a series of Preferred Stock that shall be designated as Series A-2 Convertible Preferred Stock (the “Series A-2 Preferred Stock”) and the number of shares constituting such series shall be seven hundred thousand (700,000). The rights, preferences, powers, restrictions and limitations of the Series A-2 Preferred Stock shall be as set forth herein.

2. Rank. The Series A-2 Preferred Stock shall, with respect to the payment of dividends and the rights upon liquidation, dissolution and winding-up of the Corporation, (i) rank senior to the Corporation’s Common Stock, par value $0.00001 per share (the “Common Stock”) and all other classes or series of equity securities of the Corporation established after the initial issue date of the Series A-2 Preferred Stock (such securities, “Junior Securities”), except for any such other classes or series of equity securities the terms of which expressly provide that it ranks senior to or on a parity with the Series A-2 Preferred Stock with respect to rights upon liquidation, dissolution or winding-up of the Corporation, (ii) rank on a parity with the Series A Convertible Preferred Stock, par value $0.00001 per share, of the Corporation (“Series A Preferred Stock”) and the Series A-1 Convertible Preferred Stock, par value $0.00001 per share (“Series A-1 Preferred Stock” and together with the Series A Preferred Stock and the Series A-1 Preferred Stock, the “Series A/A-1/A-2 Preferred Stock”) and each other class or series of equity securities of the Corporation established after the initial issue date of the Series A-2 Preferred Stock the terms of which expressly provide that it ranks on a parity with the Series A-2 Preferred Stock with respect to rights upon liquidation, dissolution or winding-up of the Corporation (such securities, “Parity Securities”) and (iii) rank junior to each class or series of equity securities of the Corporation established after the initial issue date of the Series A-2 Preferred Stock the terms of which expressly provide that it ranks senior to the Series A-2 Preferred Stock with respect to rights upon liquidation, dissolution or winding-up of the Corporation.

3. Dividends. From and after the date of issuance of any share of Series A-2 Preferred Stock, cumulative dividends on such share shall accrue, whether or not declared by the Board and whether or not there are funds legally available for the payment of dividends, on a daily basis in arrears at the rate of eight percent (8%) per annum on the Conversion Preference (as defined below). All accrued and accumulated dividends on the shares of Series A-2 Preferred Stock shall be prior and in preference to any dividend on any Junior Securities and shall be fully declared and paid in cash in full before any dividends are declared and paid, or any other distributions or redemptions or repurchases are made, on or with respect to any Junior Securities or Parity Securities; provided, however, that dividends may be paid in respect of the Series A/A-1 Preferred Stock and other Parity Securities issued in compliance with Section 5 hereof, if any, on a pro rata basis pari passu with the payment of dividends on the Series A-2 Preferred Stock. The dividends on the Series A-2 Preferred Stock shall accrue until the shares of Series A-2 Preferred Stock are converted and shall be paid in cash or by adding the amount of any dividends not paid in cash to the Conversion Preference (as defined below), at the Corporation’s option.

4. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

4.1 Preferential Payments to Holders of Series A-2 Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series A-2 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock or other Junior Securities by reason of their ownership thereof, an amount per share equal to the greater of (i) $10.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-2 Preferred Stock, plus any accrued and unpaid dividends thereon (collectively, the “Conversion Preference”), or (ii) such amount per share of Series A-2 Preferred Stock as would have been payable had all shares of Series A-2 Preferred Stock been converted or been deemed to be converted into Common Stock pursuant to Section 6 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Series A-2 Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A-2 Preferred Stock the full amount to which they shall be entitled under this Subsection 4.1, the holders of shares of Series A-2 Preferred Stock shall share, on a pari passu basis with the holders of Series A/A-1 Preferred Stock, ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

4.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full in cash of all preferential amounts required to be paid to the holders of shares of Series A/A-1/A-2 Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of any other Preferred Stock, if any, of the Corporation constituting Junior Securities in accordance with the terms thereof and, thereafter, among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

4.3 Deemed Liquidation Events.

4.3.1 Definition. “Deemed Liquidation Event” shall mean either (i) a sale, conveyance or other disposition of all or substantially all of the Corporation’s property, assets or business (including the exclusive licensing of substantially all of the Corporation’s intellectual property) or (ii) merger with or into or consolidation with any other corporation, limited liability company or other entity (other than a wholly-owned subsidiary of the Corporation), unless, in the case of (i) or (ii) the holders of at least a majority of the outstanding shares of Series A/A-1/A-2 Preferred Stock elect otherwise by written notice sent to the Corporation prior to the effective date of any such event; provided, however, that the following shall not be considered a Deemed Liquidation Event under Section 4.3.1(ii): (x) a merger effected exclusively for the purpose of changing the domicile of the Corporation, or (y) a transaction in which the stockholders of the Corporation immediately prior to the transaction own 50% or more of the voting stock of the surviving corporation following the transaction (taking into account only stock of the Corporation held by such stockholders prior to the transaction).

4.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 4.3.1 unless the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 4.1 and 4.2 and that the Series A-2 Liquidation Amount payable to holders of the Series A-2 Preferred Stock shall be paid to such holders concurrently with the completion of the transaction constituting the Deemed Liquidation Event, unless a majority of the outstanding shares of Series A-2 Preferred Stock agree to a later date (not to exceed 30 days from the completion of such transaction).

5. Voting.

5.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of the stockholders of the Corporation (or by written consent of the stockholder in lieu of meeting), each holder of outstanding shares of the Series A-2 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the share of Series A-2 Preferred Stock held by such holder are convertible (or would be convertible, assuming the Series A-2 Preferred Stock were then convertible) as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of this Certificate of Designation or the Certificate of Incorporation, holders of Series A-2 Preferred Stock shall vote together as a single class with the holders of Common Stock and the holders of any other series of Preferred Stock entitled to vote with the Common Stock as a single class.

5.2 Series A-2 Preferred Stock Protective Provisions.

5.2.1 So long as the holder(s) of the Series A-2 Preferred Stock hold at least twenty thousand (20,000) shares of Series A-2 Preferred Stock, in addition to the voting rights provided under Section 5.1 and such other voting rights to which the holders of the Series A-2 Preferred Stock are otherwise entitled to under law, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the then outstanding shares of Series A/A-1/A-2 Preferred Stock (including at least a majority of the Series A-2 Preferred Stock), given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as three class voting together, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect;

(a) alter or change the rights, preferences or privileges of the Series A/A-1/A-2 Preferred Stock so as to materially and adversely affect such shares;

(b) amend the Certificate of Incorporation or Bylaws of the Corporation in a manner which materially and adversely affects the rights, preferences or privileges of the Series A/A-1/A-2 Preferred Stock;

(c) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock or other securities unless the same ranks junior to the Series A/A-1/A-2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation and the payment of dividends or other payments or distributions; or

(d) transact business or enter into any agreement or arrangement with Mistral Capital Partners LLC, SAC Acquisition LLC or any of their respective affiliates, or amend or modify any agreement or arrangement that was in effect with any of them as of the date of, and as disclosed in, that certain Subscription Agreement the Corporation and the several Purchasers party thereto related to the sale of the Series A-2 Preferred Stock (the “Subscription Agreement”).

5.2.2 So long as the holder(s) of the Series A-2 Preferred Stock hold at least sixty thousand (60,000) shares of Series A-2 Preferred Stock, in addition to the voting rights provided under Section 5.1, Section 5.2.1 and such other voting rights to which the holders of the Series A-2 Preferred Stock are otherwise entitled to under law, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote the holders of at least a majority of the then outstanding shares of Series A/A-1/A-2 Preferred Stock (including at least a majority of the Series A-2 Preferred Stock outstanding), given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as three classes voting together, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) dividends or distributions on the Series A/A-1/A-2 Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock or (iii) repurchases of stock from former employees, officers, directors, consultant or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service and approved by the Board of Directors;

(b) authorize, grant or issue any restricted stock, stock option or other equity based awards to any director, officer or employee of the Corporation or any director, officer or employee of any subsidiary of the Corporation, or adopt any new equity plan or amend any existing equity plan; or

(c) enter into any employment agreement, indemnification agreement or consulting agreement with any individual to serve in the role of chief executive officer or president of the Corporation, or make any changes in the persons serving in those capacities.

6. Optional Conversion. The holders of the Series A-2 Preferred Stock shall have right to convert all or a portion of shares of the holders’ Series A-2 Preferred Stock (the “Conversion Right”) at any time and from time to time prior to the completion of a Qualified IPO into the number of shares of Common Stock or the applicable equity securities equal to the quotient obtained by dividing (i) the Conversion Preference of the Series A-2 Preferred Stock then outstanding and surrendered for conversion, by (ii) the applicable Conversion Price (as defined below) as set forth in this Section 6. As used in this Section 6, “Offering Valuation” shall mean $68.5 million.

6.1 Conversion Ratio. The conversion price per share of the Series A-2 Preferred Stock (the “Conversion Price”) shall be determined as follows:

(a)  if the Conversion Event (as defined below) is on or before March 31, 2018 and prior to the completion of a Qualified IPO, the conversion price shall be determined as follow:

(i) If the Corporation completes an initial public offering of Common Stock (or Common Stock and warrants), including without limitation an initial public offering of securities under Regulation A of the Securities Act, resulting in gross proceeds to the Corporation of at least $15 million (a “Qualified IPO”) all of the outstanding shares of Series A-2 Preferred Stock, along with the aggregate accrued or accumulated and unpaid dividends thereon, plus an additional amount equal to the amount of dividends on the Series A-1 Preferred Stock that would have accrued and accumulated through and including May 5, 2019, assuming there was no conversion of the Series A-1 Preferred Stock in connection with a Conversion Event, shall automatically convert into the number of shares of Common Stock pursuant to Section 7 and the Conversion Price shall be equal to seventy percent (70%) of the price per share or deemed price per share of Common Stock sold to the public in the Qualified IPO (subject to adjustment), rounded up to the nearest whole share.

(ii) If prior to the completion of a Qualified IPO, the Corporation consummates a third-party equity or equity-linked financing with an institutional investor resulting in aggregate gross proceeds to the Corporation of at least $15,000,000 (a “Qualified Financing”), the holder of the Series A-2 Preferred Stock shall have the right, but not the obligation, to convert its Series A-2 Preferred Stock into a new class of or series of preferred equity securities, as the case may be, to be issued in connection with the Qualified Financing (“New Shares”), with the number of New Shares to be issued to be determined based on a valuation (subject to adjustment) equal to seventy percent (70%) of the pre-money valuation received by the Corporation in the Qualified Financing (the “Qualified Financing Valuation”). Any New Shares issued in the Qualified Financing shall be on economic and other terms at least as favorable to the holders of the Series A-2 Preferred Stock as the terms of the Series A-2 Preferred Stock and the terms of the Equity Securities sold in the Qualified Financing, except that the New Shares may rank junior to any Preferred Stock sold in the Qualified Financing but rank pari passu with any Preferred Stock issued to the holders of Series A Preferred Stock and Series A-1 Preferred Stock upon conversion of such stock in connection with a Qualified Financing pursuant to the respective certificates of designation and shall be senior to any other Preferred Stock and the Common Stock of the Corporation. Following a Qualified Financing, the Conversion Price for the Series A-2 Preferred Stock not otherwise converted into New Shares pursuant to this Section 6.1(a)(ii) shall be fixed at the Conversion Price set pursuant to this Section 6.1(a)(ii) and shall not be subject to further adjustment pursuant to this Section 6.1.

(iii) If prior to the completion by the Corporation of a Qualified Financing or a Qualified IPO, the Corporation completes a bona fide third party financing involving equity or equity-linked securities of the Corporation that results in gross proceeds of at least $3.0 million and less than $15.0 million (a “Non-Qualified Financing” and together with a Qualified Financing and a Qualified IPO, each a “Conversion Event”), the holders of the Series A-2 Preferred Stock shall have the right, but not the obligation, to convert all or a portion of shares of the holders’ Series A-2 Preferred Stock in connection with such Non-Qualified Financing into shares of Common Stock or the class or series of other securities of the Corporation sold in such transaction, in either case at a Conversion Price determined based on a valuation equal to the Offering Valuation. Notwithstanding the foregoing, in the event an agreement, letter of intent, term sheet or similar agreement for a Qualified Financing is executed by the Corporation as of March 31, 2019 establishing a valuation of the Corporation prior to such date and the Corporation is actively in the process of completing such financing and such financing is completed promptly thereafter (but in no event later than 30 days thereafter), the Conversion Price shall be seventy percent (70%) of the pre-money valuation (subject to adjustment), if any, established (or calculable) per share of Common Stock in the agreement, letter of intent, term sheet or similar agreement for the proposed Qualified Financing. The Conversion Price determined by this Section 6.1(a)(iii) shall remain the Conversion Price, subject to Sections 6.1(b) or (c), until such time as the Corporation completes a Qualified Financing or Qualified IPO, at which time the Conversion Price shall be subject to adjustment as provided in this Section 6.1.

(b) if the Conversion Event is after March 31, 2018 but on or before June 30, 2018, the Conversion Price shall be the lesser of (i) the Conversion Price obtained by dividing (x) $90 million by, (y) the fully diluted capitalization of the Corporation immediately prior to the Conversion Event, or (ii) the Conversion Price determined in accordance with Section 6.1(a).

(c) if the Conversion Event is after June 30, 2018, the Conversion Price shall be the lesser of (i) the Conversion Price obtained by dividing (x) $84 million by, (y) the fully diluted capitalization of the Corporation immediately prior to the Conversion Event, or (ii) the Conversion Price determined in accordance with Section 6.1(a).

6.1.2 Termination of Conversion Right. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Right shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A-2 Preferred Stock. The Corporation shall provide at least 20 business days advance notice to holders of Series A-2 Preferred Stock of the date fixed, or to be fixed, for such payment.

6.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A-2 Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall, when issuing shares upon conversion, issue a number of shares that is rounded up to the next whole share. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A-2 Preferred Stock the holder is at the time converting into equity securities and the aggregate number of shares of Common Stock issuable upon such conversion.

6.3 Mechanics of Conversion.

6.3.1 Notice of Conversion. In order for a holder of Series A-2 Preferred Stock to voluntarily convert shares of Series A-2 Preferred Stock into shares of Common Stock or applicable equity securities, such holder shall (a) provide written notice to the Corporation that such holder elects to convert all or any number of such holder’s shares of Series A-2 Preferred Stock and, if such conversion is contingent on the occurrence of any event, the event on which such conversion is contingent and (b) if such holder’s shares are certificated, surrender the certificate or certificates for such shares of Series A-2 Preferred Stock to the Corporation (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, provide to the Corporation a lost certificate affidavit and agreement in customary form and reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate). Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If requested by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the Corporation of such notice and, if applicable, certificates (or lost certificate affidavit and agreement as set forth above) shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (but no later than three business days from the Conversion Time or, in the case of a contingent conversion, the occurrence of the event upon which such conversion is contingent) issue and deliver to such holder of Series A-2 Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock or applicable equity securities issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A-2 Preferred Stock represented by the surrendered certificate or certificates that were not converted into Common Stock.

6.3.2 Reservation of Shares. The Corporation shall at all times when the Series A-2 Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A-2 Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A-2 Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A-2 Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A-2 Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

6.3.3 Effect of Conversion. All shares of Series A-2 Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall, subject to the Corporation timely delivering the number of shares or equity securities deliverable to holders in respect thereof, immediately cease and terminate at the Conversion Time or Mandatory Conversion Time, as applicable, except only the right of the holders thereof to receive shares or equity securities in exchange therefor. Any shares of Series A-2 Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A-2 Preferred Stock accordingly.

6.3.4 No Further Adjustment. Upon any such conversion, no further adjustment to the Conversion Price shall be made on the Common Stock delivered upon conversion.

6.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock or applicable equity securities upon conversion of shares of Series A-2 Preferred Stock pursuant to this Section 6. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock or applicable equity securities in a name other than that in which the shares of Series A-2 Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

6.4 Adjustments to Conversion Price for Diluting Issuances.

6.4.1 Special Definitions. For purposes of this Section 6, the following definitions shall apply:

(a) “Option” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) “Series A-2 Original Issue Date” shall mean the date on which the first share of Series A-2 Preferred Stock was issued.

(c) “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) “Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Subsection 6.4.3 below, deemed to be issued) by the Corporation after the Series A-2 Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, “Exempted Securities”):

(i)	shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A-2 Preferred Stock;

(ii)	shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 6.5, 6.6, 6.7 or 6.8;

(iii)	shares of Common Stock or Options issued to employees or directors of the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

(iv)	shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security that was outstanding as of the date of this Certificate of Incorporation or in respect of which adjustment with respect to such shares or securities was previously made in full to the Conversion Price of the Series A-2 Preferred Stock at the time such Option or Convertible Security was issued;

(v)	shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, which issuance is incidental to a debt financing, equipment leasing or real property leasing transaction with the recipient entity and which was approved by the Board of Directors;

(vi)	shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with, and incidental to, the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii)	shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or pursuant to a joint venture agreement, provided that such issuances are approved by the Board of Directors; or

(viii)	shares of Common Stock or Convertible Securities issued in one or more transactions and not, in the aggregate, exceeding more than two percent (2%) of the outstanding Common Stock of the Corporation as of the date of the Series A/A-1 Certificates of Designation.

6.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the then outstanding shares of Series A/A-1/A-2 Preferred Stock agreeing that no such adjustment shall be made to the Series A-2 Preferred Stock Series A Preferred Stock or the Series A-1 Preferred Stock as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

6.4.3 Deemed Issuance of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time until the earlier of (i) a Qualified IPO, or (ii) the completion of a Qualified Financing, shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Subsection 6.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Subsection 6.4.4 (either because the consideration per share (determined pursuant to Subsection 6.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A-2 Original Issue Date), are revised after the Series A-2 Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 6.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Subsection 6.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Subsection 6.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 6.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Subsection 6.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

6.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A-2 Original Issue Date and until the earliest of (i) the completion of a Qualified IPO, or (ii) the completion of a Qualified Financing, issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 6.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to the consideration per share received by the Corporation for such issue or deemed issue of the Additional Shares of Common Stock; provided that if such issuance or deemed issuance was without consideration, then the Corporation shall be deemed to have received an aggregate of $.00001 of consideration for all such Additional Shares of Common Stock issued or deemed to be issued.

6.4.5 Determination of Consideration. For purposes of this Subsection 6.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i)	insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts, if any, paid or payable for accrued interest;

(ii)	insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in reasonable good faith by the Board of Directors; and

(iii)	in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in reasonable good faith by the Board of Directors.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 6.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)	The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)	the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

6.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Subsection 6.4.4 then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

6.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A-2 Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A-2 Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

6.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A-2 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Series A-2 Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A-2 Preferred Stock had been converted into Common Stock on the date of such event.

6.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A-2 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property, then and in each such event the holders of Series A-2 Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A-2 Preferred Stock had been converted into Common Stock on the date of such event.

6.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 4.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A-2 Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 6.4, 6.6 or 6.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A-2 Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A-2 Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in reasonable good faith by the Board of Directors) shall be made in the application of the provisions in this Section 6 with respect to the rights and interests thereafter of the holders of the Series A-2 Preferred Stock, to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A-2 Preferred Stock.

6.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 6, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than five (5) business days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A-2 Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A-2 Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A-2 Preferred Stock (but in any event not later than five (5) business days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A-2 Preferred Stock.

6.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A-2 Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A-2 Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A-2 Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series A-2 Preferred Stock and the Common Stock. Such notice shall be sent at least twenty (20) business days prior to the record date or effective date for the event specified in such notice.

6.11 Deemed Conversion Price. At any time prior to such time as a Conversion Price shall have been established hereunder pursuant to Section 6.1 hereof, for purposes of making any calculation under this Certificate of Designation required to be made based on the Conversion Price of the Series A-2 Preferred Stock or the number of shares of Common Stock into which the Series A-2 Preferred Stock is then assumed or deemed to be convertible (including, without limitation, Section 4.1, Section 5.1 and Section 6 hereof), the Conversion Price for such purposes shall be deemed to be the Conversion Price determined based on a valuation equal to the Offering Valuation (subject to adjustment).

7. Mandatory Conversion.

7.1 If the Corporation completes a Qualified IPO (a) all of the outstanding shares of Series A-1 Preferred Stock, along with the aggregate accrued or accumulated and unpaid dividends thereon, plus an additional amount equal to the amount of dividends on the Series A-1 Preferred Stock that would have accrued and accumulated through and including May 5, 2019, assuming there was no conversion of the Series A-1 Preferred Stock in connection with a Conversion Event, shall automatically convert into the number of shares of Common Stock equal to the quotient obtained pursuant to Subsection 6.1 above, and (b) such shares may not be reissued by the Corporation.

7.2 Procedural Requirements. At the closing of a Qualified IPO (the “Mandatory Conversion Time”) all outstanding shares of Series A-2 Preferred Stock shall be converted to the number of shares of Common Stock calculated pursuant to Subsection 6.1 without any further action by the relevant holder of such shares or the Corporation. As promptly as practicable following such Qualified IPO (but in any event within five (5) days thereafter), the Corporation shall send each holder of Shares of Series A-2 Preferred Stock written notice of such event. Upon receipt of such notice, each holder shall surrender to the Corporation the certificate or certificates representing the Shares being converted, duly assigned or endorsed for transfer to the Corporation (or accompanied by duly executed stock powers relating thereto) or, in the event the certificate or certificates are lost, stolen or missing, accompanied by an affidavit of loss executed by the holder. All rights with respect to the Series A-2 Preferred Stock converted pursuant to Subsection 7.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 7.2. Upon the surrender of such certificate(s) and accompanying materials, the Corporation shall as promptly as practicable (but in any event within ten (10) days thereafter) deliver to the relevant holder a certificate in such holder’s name (or the name of such holder’s designee as stated in the written election) for the number of shares of Common Stock to which such holder shall be entitled upon conversion of the applicable shares. All shares of Common Stock issued hereunder by the Corporation shall be duly and validly issued, fully paid and nonassessable, free and clear of all taxes, liens, charges and encumbrances with respect to the issuance thereof.

8. Redemption. The Series A-2 Preferred Stock shall not be redeemable at the option of the Corporation or subject to repurchase at the option of the holders thereof.

9. Waiver. Any of the rights, powers, preferences and other terms of the Series A-2 Preferred Stock set forth herein may be waived on behalf of all holders of Series A-2 Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A-2 Preferred Stock then outstanding.

10. Notices. Any notice required or permitted by the provisions of this Certificate of Designation to be given to a holder of shares of Series A-2 Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation (with same day copy by electronic mail), and shall be deemed sent upon such mailing, or as otherwise permitted by the Subscription Agreement relating to the Series A-2 Preferred Stock.

[Signature page follows]

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Corporation as of this 18th day of April 2018.

THE LOVESAC COMPANY

By:	/s/ Shawn Nelson
Name:	Shawn Nelson
Title:	Chief Executive Officer

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